March 15, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Steve Lo and Mr. Craig Arakawa

    Re:    Helmerich & Payne, Inc.
             Form 10-K for the Fiscal Year Ended September 30, 2021
             Filed November 18, 2021
             File No. 001-04221

Dear Mr. Lo and Mr. Arakawa:
On behalf of Helmerich & Payne, Inc. (“H&P” or the “Company”), we are providing the following response to the comment on the above-referenced report provided by staff members (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) by letter dated March 2, 2022, issued in response to the Company’s letter dated February 18, 2022 in response to the Staff’s initial comment letter dated January 31, 2022. To assist in your review, we have included the heading and comment from that letter in italics followed by the Company’s response in regular typeface.
Form 10-K for the Fiscal Year Ended September 30, 2021
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations for the Fiscal Years Ended September 30, 2021 and 2020, page 44
1.Your response to prior comment 1 states that you believe that your segment gross margin is calculated in accordance with GAAP. However, we note that you equate your direct operating expenses to cost of goods sold and that it does not include an allocation of depreciation expense. Given that the majority of your depreciable assets is comprised of drilling equipment used to generate revenues from your drilling services, please explain how the exclusion of depreciation expense from segment gross margin renders the measure compliant with its GAAP definition. Alternatively, please label segment gross margin as a non-GAAP measure and provide the required disclosures that comply with Item 10(e) of Regulation S-K.
Response:
We acknowledge the Staff’s comment and respectfully advise the Staff that, in future filings, the Company will more clearly label segment gross margin as a non-GAAP measure by labeling the metric “Direct Margin (Non-GAAP).” Further, in response to the Staff’s comment, the Company will also (i) include a reconciliation of Direct Margin to segment operating income (loss), which we believe is the most directly comparable GAAP measure (as discussed below), for each of the Company’s reportable segments, (ii) provide the explanatory statements required by Item 10(e)(i) of Regulation S-K, (iii) present segment operating income (loss) with equal or greater prominence when presenting Direct Margin and (iv) revise the associated narrative in “Management’s Discussion and Analysis of Financial

Helmerich & Payne, Inc. | 1437 South Boulder Avenue | Tulsa, OK 74119 | hpinc.com

Condition and Results of Operations” to remove the discussions relating to segment gross margin and replace them with discussions of segment operating revenues and segment direct operating expenses.
In determining that segment operating income (loss) is the most directly comparable GAAP measure to Direct Margin, we considered that segment operating income (loss) is the primary measure used by the Company’s chief operating decision maker to evaluate the performance of and allocate resources within the Company’s segments. The Company’s management uses Direct Margin as a supplemental measure to further assess and understand the performance of the Company’s segments. Given that the Company’s management uses Direct Margin to supplement segment operating income (loss) to evaluate operating performance, we believe that segment operating income (loss) is the most directly comparable GAAP measure and the appropriate measure to which a reconciliation should be provided. Additionally, we believe it is useful for investors to understand how Direct Margin reconciles to segment operating income (loss), the measure of segment profit or loss under Accounting Standards Codification 280. Further, while we did consider whether gross margin calculated in accordance with GAAP (“GAAP gross margin”) should be considered the most directly comparable GAAP measure, we took into account that the Company’s management does not use GAAP gross margin to assess and understand the performance of the Company’s segments and that GAAP gross margin is not presented in the Company’s financial statements, filings with the SEC or other public disclosures. For the above reasons, we believe that our determination that segment operating income (loss) is the most directly comparable GAAP measure to Direct Margin is appropriate.
*    *    *
Should you have any further questions on the above, please do not hesitate to contact me at (918) 588-2622.
Sincerely,

/s/ Mark Smith

Mark W. Smith
Senior Vice President and Chief Financial Officer

cc:    Cara M. Hair, Senior Vice President, Corporate Services and Chief Legal and Compliance Officer
         Hillary Holmes, Gibson, Dunn & Crutcher LLP
         Lori Zyskowski, Gibson, Dunn & Crutcher LLP